SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule TO
(Rule 14d-100)
(AMENDMENT NO. 10)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

Ribapharm Inc.

(Name of Subject Company (Issuer))

Rx Acquisition Corporation
a wholly owned subsidiary of
ICN Pharmaceuticals, Inc.
(Name of Filing Persons (Offerors))

COMMON STOCK, PAR VALUE $.01 PER SHARE
(Title of Class of Securities)

762537108
(CUSIP Number of Class of Securities)

Gregory Keever, Esq.
Executive Vice President and Special Counsel to the Chairman
ICN Pharmaceuticals, Inc.
3300 Hyland Avenue
Costa Mesa, California 92626
(714) 545-0100
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
Communications on Behalf of the Filing Persons)

with a copy to:
Stephen F. Arcano, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP
Four Times Square
New York, New York 10036-6522
(212) 735-3000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**

$167,443,937	$13,546.22

* Estimated for purposes of calculating the amount of the filing fee only. This calculation assumes the purchase of all outstanding shares (the “Shares”) of common stock, par value $.01 per share, of Ribapharm Inc., a Delaware corporation (the “Company”), not owned by ICN or its subsidiaries, at a purchase price of $5.60 per Share, net to the seller in cash. According to the “Solicitation/Recommendation Statement” on Schedule 14D-9 filed by the Company on June 23, 2003 with the Securities and Exchange Commission, as of June 20, 2003, there were 150,000,703 Shares outstanding, of which 120,100,000 Shares are owned by ICN. As a result, this calculation assumes the purchase of 29,900,703 Shares.

** The amount of the filing fee is calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 11 issued by the Securities and Exchange Commission on February 21, 2003. Such fee equals .00809 percent of the value of the transaction.

[X]	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Form or Registration No.:	13,545.90 Schedule TO-T	Filing Party: Date Filed:	ICN Pharmaceuticals, Inc. June 10, 2003

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[X] third-party tender offer subject to Rule 14d-1.

[ ] issuer tender offer subject to Rule 13e-4.

[X] going-private transaction subject to Rule 13e-3.

[ ] amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

     This Amendment No. 10 amends and supplements the Tender Offer Statement and Rule 13e-3 Transaction Statement filed under cover of Schedule TO with the Securities and Exchange Commission (the “SEC”) on June 10, 2003 by ICN Pharmaceuticals, Inc., a Delaware corporation (“ICN” or “Parent”), relating to the Offer (as defined below) to purchase all outstanding shares (the “Shares”) of common stock, par value $.01 per share, of Ribapharm Inc., a Delaware corporation (the “Company”), not owned by ICN or its subsidiaries, at a purchase price of $5.60 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated June 10, 2003 (the “Offer to Purchase”), and the related Letter of Transmittal (which, as amended or supplemented from time to time, together constitute the “Offer”).

Item 1.  Summary Term Sheet.

     Item 1 of the Schedule TO is hereby amended and supplemented in the manner set forth below.

     In the “Summary Term Sheet,” the last bullet-point on page 1 is amended and restated in its entirety as follows:

•	The tender offer is commencing without obtaining the prior approval of Ribapharm’s board of directors; such approval is not required under applicable law for this tender offer transaction. See the “Introduction.” Ribapharm’s board of directors is required to advise Ribapharm’s stockholders of its position on the offer within ten business days after the date of commencement of the offer. Ribapharm’s board of directors filed a “Solicitation/Recommendation Statement” on Schedule 14D-9 with the SEC on June 23, 2003 stating that it believes the offer price to be inadequate and recommending that the stockholders of Ribapharm reject the offer and not tender their shares of Ribapharm common stock pursuant to the offer. On July 21, 2003, Ribapharm’s board of directors filed Amendment No. 6 to their “Solicitation/Recommendation Statement” on Schedule 14D-9 reaffirming their belief that the offer price is inadequate and their recommendation that the stockholders of Ribapharm reject the offer and not tender their shares of Ribapharm common stock pursuant to the offer. As required by the SEC’s rules, ICN and Rx Acquisition provided a determination as to the fairness of the consideration to be received by Ribapharm’s unaffiliated stockholders pursuant to the offer and the merger. See “Special Factors — Section 3. Position of Parent and Purchaser Regarding Fairness of the Offer and the Merger.”

Item 4.  Terms of the Transaction.

     Section (a) of Item 4 of the Schedule TO is hereby amended and supplemented in the manner set forth below.

     On July 22, 2003, ICN and its wholly owned subsidiary, Rx Acquisition Corporation (“Rx Acquisition”), have filed this Amendment No. 10 to the Schedule TO reflecting the extension of the Offer to purchase all outstanding Shares (including the associated rights to purchase preferred shares issued pursuant to the Company’s stockholder rights plan) and hereby amend the Offer to be conditioned upon the redemption of the rights (the “Rights”) pursuant to the Company’s stockholder rights plan, adopted by the Company’s board of directors on June 20, 2003 (as amended, the “Rights Plan”), or ICN and Rx Acquisition being satisfied that the Rights have been invalidated or have been made inapplicable to the Offer and the merger. ICN issued a press release on July 21, 2003 announcing the amendment and the extension of the Offer to 5:00 p.m., New York City time, on Tuesday, July 29, 2003. The full text of the press release is filed as Exhibit (a)(1)(xiv) hereto and is incorporated herein by reference.

     In “The Offer — Section 11. Conditions to the Offer,” clause (ii) of the second full paragraph on page 60 is amended and restated in its entirety as follows:

(ii) at any time on or after June 10, 2003 and prior to the Expiration Date, any of the following events has occurred:

             In “The Offer — Section 11. Conditions to the Offer,” the phrase “, or results or might reasonably be expected to result in a material diminution in the value of the Shares” is hereby deleted from subparagraphs (b) through (d) on pages 60-61.

             In “The Offer — Section 11. Conditions to the Offer,” the phrase “or result in a material diminution in the value of the Shares” is hereby deleted from subparagraph (h) on pages 62.

             In “The Offer — Section 11. Conditions to the Offer,” the phrase “or results or might result in a material diminution in the value of the Shares” is hereby deleted from subparagraph (k) on pages 63.

             In “The Offer — Section 11. Conditions to the Offer,” subparagraph (l) on page 63 is amended to replace “.” at the end of the subparagraph with “; or”.

             In “The Offer — Section 11. Conditions to the Offer,” a new subparagraph (m) is inserted after subparagraph (l) on page 63:

(m) the Company’s board of directors has not redeemed the rights (the “Rights”) pursuant to the Company’s stockholder rights plan, adopted by the Company’s board of directors on June 20, 2003 (as amended, the “Rights Plan”), or Parent and Purchaser are not satisfied that the Rights have been invalidated or have been made inapplicable to the Offer and the Merger.

             In “The Offer — Section 11. Conditions to the Offer,” the first sentence of the first full paragraph on page 63 is amended and restated in its entirety as follows:

The foregoing conditions in paragraphs (a) through (m) are for the sole benefit of Parent, Purchaser and their respective affiliates (other than the Company) and may be asserted by Parent or Purchaser regardless of the circumstances giving rise to any such conditions or may be waived by Parent or Purchaser, in whole or in part, at any time and from time to time prior to the Expiration Date in the sole discretion of Parent or Purchaser.

Item 11.   Additional Information.

     Section (b) of Item 11 of the Schedule TO is hereby amended and supplemented in the manner set forth below.

     Representatives of Goldman, Sachs & Co., financial advisor to ICN, and Morgan Stanley & Co. Incorporated, financial advisor to the Company, had discussions in early to mid-July regarding their respective views on the Company’s business outlook and valuation methodologies with respect to the Shares. These discussions did not lead to any understanding between Parent and the Company regarding the Offer price.

     On July 21, 2003, the Company issued a press release reaffirming the belief of the Company’s board of directors that the Offer price is inadequate and its recommendation that the stockholders of Ribapharm reject the Offer and not tender their Shares pursuant to the Offer.

     From time to time since the commencement of the Offer, ICN’s management has updated the board of directors of ICN regarding developments concerning the Offer. At a meeting held on July 21, 2003, the board of directors of ICN considered the status of the Offer and next steps available to ICN with respect thereto. At the meeting, management of ICN reviewed the amendment to the Company’s “Solicitation/Recommendation Statement” on Schedule 14D-9 filed that day, as well as the discussions between Goldman, Sachs & Co. and Morgan Stanley & Co. Incorporated that had occurred in early to mid-July regarding their respective views of the Company’s business outlook and valuation methodologies. The board of directors of ICN received a presentation from Goldman, Sachs & Co. with respect to a revised financial analysis of the Company taking into account developments since the commencement of the Offer. Such developments included the adverse summary judgment ruling in the ribavirin patent litigation, concerns relating to ribavirin royalty revenues in light of Schering-Plough Corporation’s July 7, 2003 earnings warnings and recent data regarding ribavirin prescriptions. See “Special Factors and Background — Section 4.1. July 21, 2003 Summary Report of Goldman, Sachs & Co. to the Board of Directors of Parent,” which has been added to the Offer to Purchase as set forth herein.

     The board of directors of ICN also reviewed with ICN’s management and ICN’s advisors the options available to ICN with respect to the Offer in light of recent developments, including terminating the Offer, reducing the Offer price and extending the Offer at the current Offer price. The board of directors of ICN determined not to consider raising the Offer price. The board of directors of ICN determined that, while a decrease in the Offer price might be justified in light of adverse developments at the Company, given current market conditions and publicly available information, including the Company’s “Solicitation/Recommendation Statement” on Schedule 14D-9, as amended, a reduced Offer price was unlikely to result in successful completion of the Offer. In light of the recent adoption of the Rights Plan by the Company, the failure of discussions between Goldman, Sachs & Co. and Morgan Stanley & Co. Incorporated to result in any understanding between ICN and the Company with respect to a mutually acceptable offer price, and the Company’s “Solicitation/Recommendation” Statement on Schedule 14D-9 showing an unwillingness of the Company’s board of directors to recommend the Offer, the board of directors of ICN determined to add to the Offer a condition that the Rights under the Rights Plan must have been redeemed or made inapplicable to the Offer and the merger. The board of directors of ICN recognized that an extension of the Offer would be appropriate in light of the addition of such condition.

     In “Special Factors — Section 1. Background,” the first full paragraph on page 11 is amended and restated in its entirety as follows:

In July 2002, Parent retained Goldman, Sachs & Co. as its financial advisor in connection with the strategic review. With respect to Parent’s financial arrangements with Goldman, Sachs & Co., see “Special Factors — Section 4. Summary Report of Goldman, Sachs & Co. to the Board of Directors of Parent.” Parent also retained McKinsey & Company United States (“McKinsey & Company”) to assist in the strategic review and develop recommendations for the management of Parent’s business operations. With respect to Parent’s financial arrangements with McKinsey & Company, see “Special Factors — Section 4.2. Summary of Presentations of McKinsey & Company United States to the Board of Directors of Parent.”

     In “Special Factors — Section 1. Background,” the discussion of the work performed by McKinsey & Company United States and its views expressed to the board of directors of Parent is hereby deleted. As noted below in this Amendment, this deleted disclosure will be contained in “Special Factors - Section 4.2. Summary of Presentations of McKinsey & Company United States to the Board of Directors of Parent.”

Item 12.   Exhibits.

(a)(1)(xiv)	Press release issued by ICN on July 21, 2003.

Item 13.   Information Required by Schedule 13E-3.

Item 8.   Fairness of the Transaction.

     Section (b) of Item 8 of the Schedule TO is hereby amended and supplemented in the manner set forth below.

     In “Special Factors — Section 3. Position of Parent and Purchaser Regarding Fairness of the Offer and the Merger,” the following subparagraph is inserted after subparagraph (vii) on page 24:

(viii) The report of Goldman, Sachs & Co. to the Parent Board on July 21, 2003, which included: (a) summaries of key financials as of May 30, 2003 and July 21, 2003, (b) a comparison of discounted cash flow valuations based upon the entry of generic competition for ribavirin into the market at different times and (c) discounted cash flow valuations as of June 10, 2003 and July 21, 2003. The report also addressed the adverse summary judgment decision in the ribavirin patent litigation with generic drug manufacturers, concerns over the Company’s ribavirin royalties in light of Schering-Plough Corporation’s July 7, 2003 earnings warning and data from IMS Health Incorporated indicating a recent downward trend in ribavirin prescriptions. See “Special Factors — Section 4.1. July 21, 2003 Summary Report of Goldman, Sachs & Co. to the Board of Directors of Parent.”

     In “Special Factors — Section 3. Position of Parent and Purchaser Regarding Fairness of the Offer and the Merger,” the following two paragraphs replace the first paragraph on page 25:

Parent and Purchaser did not calculate a stand-alone going-concern value of the Company, but did consider values implied by a discounted cash flow analysis of the business of the Company, which ranged from $2.72 to $4.19 per Share, see “Special Factors — Section 4.1. July 21, 2003 Summary Report of Goldman, Sachs & Co. to the Board of Directors of Parent,” as well as a comparison to other publicly traded companies, see “Special Factors — Section 4. Summary Report of Goldman, Sachs & Co. to the Board of Directors of Parent.” Based on this analysis, Parent and Purchaser did not deem the going-concern value of the Company to be material, although it did support the fairness determination by Parent and Purchaser.

Parent and Purchaser did not consider the Company’s net book value to be a material factor in determining the fairness of the Offer to the Company’s unaffiliated stockholders. Parent and Purchaser do not believe that the Company’s net book value is indicative of the Company’s value to Parent or the market value of the Company because it does not reflect the market value of the Company’s future royalty payments under various license agreements and its intellectual property rights, which were transferred to the Company by Parent at their book value, which was zero. See “Special Factors — Section 1. Background.” Therefore, these assets are not reflected on the Company’s balance sheet and as a result, are not taken into account in the calculation of net book value.

     In “Special Factors — Section 5. Certain Projected Financial Data,” the following subsection is inserted after the third bullet on page 31:

July 21, 2003 Parent Forecast of Company Financial Data

Parent does not, as a matter of course, make public forecasts or projections as to future financial data of the Company. However, in connection with Parent’s analysis of its alternatives with respect to its interest in the Company, Parent’s management developed projected financial data with respect to the Company. At the meeting of the Parent Board held on July 21, 2003, at which the determination to extend the Offer was made, a presentation was made to the Parent Board by Parent’s financial advisor, Goldman, Sachs & Co. This presentation included projected financial data for the Company prepared by Parent’s management (the “July 21, 2003 Parent Forecast”). The Goldman, Sachs & Co. financial analyses and presentation at the July 21, 2003 meeting are summarized above under the heading “Special Factors — Section 4.1. July 21, 2003 Summary Report of Goldman, Sachs & Co. to the Board of Directors of Parent,” and the written materials presented to the Parent Board by Goldman, Sachs & Co. have been filed as Exhibit (c)(2) to the Schedule TO filed by Parent and Purchaser with the SEC.

Set forth below is a summary of the projected financial data (numbers in millions) for the Company prepared by Parent’s management that was presented to the Parent Board at its July 21, 2003 meeting and used by Goldman, Sachs & Co. in its financial analysis.

	2003	2004	2005	2006	2007

					w/o Pipeline*	w/Pipeline**

Revenue	$200	$131	$127	$124	$119	$458
Operating Income	121	63	61	63	80	237
Net Income	68	42	41	43	54	154

* “w/o Pipeline” indicates projected royalty revenue on ribavirin only with no revenues assumed for commercialization of drugs currently in trials.

** “w/ Pipeline” indicates projected royalties including ribavirin royalties and the assumed commercial success of the drugs indicated in the discussion below.

The assumptions used by Parent’s management in preparing the July 21, 2003 Parent Forecast include the following:

•	Assumed average annual growth rate of 8.7% in patients treated for Hepatitis C from 2003 through 2007.

•	Assumed success of Phase III clinical trials for Viramidine™ and Hepavir B™ such that the initial commercialization would occur in 2007 (the “w/Pipeline” column in the table above). The July 21, 2003 Parent Forecast assumes the Company takes responsibility for commercialization rather than contracting to receive a royalty and assumes the patent estate for Viramidine™ is solid.

•	Assumed generic competition entry into the United States for ribavirin in the beginning of the fourth quarter of 2003 and a corresponding reduction in royalties due to contract terms pertinent to generic entry and the impact of Schering-Plough Corporation’s July 7, 2003 earnings warning.

     In “Special Factors — Section 5. Certain Projected Financial Data,” the first full paragraph on page 32 is amended and restated in its entirety as follows:

THE PARENT FORECAST, THE JULY 21, 2003 PARENT FORECAST AND OTHER PROJECTIONS AND FORECASTS DESCRIBED ABOVE WERE NOT PREPARED WITH A VIEW TO PUBLIC DISCLOSURE OR COMPLIANCE WITH PUBLISHED GUIDELINES OF THE SEC OR THE GUIDELINES ESTABLISHED BY THE AMERICAN INSTITUTE OF CERTIFIED PUBLIC ACCOUNTANTS REGARDING FORECASTS OR PROJECTIONS. THESE PROJECTIONS AND FORECASTS ARE FORWARD-LOOKING STATEMENTS AND ARE BASED ON EXPECTATIONS AND ASSUMPTIONS AT THE TIME THEY WERE PREPARED. THE PARENT FORECAST AND THE JULY 21, 2003 PARENT FORECAST WERE NOT PREPARED IN CONJUNCTION WITH, OR PROVIDED FOR REVIEW TO, THE COMPANY’S MANAGEMENT. THE PARENT FORECAST, THE JULY 21, 2003 PARENT FORECAST AND OTHER PROJECTIONS AND FORECASTS DESCRIBED ABOVE INVOLVE RISKS AND UNCERTAINTIES THAT COULD CAUSE ACTUAL OUTCOMES AND RESULTS TO DIFFER MATERIALLY FROM SUCH EXPECTATIONS. THESE RISKS AND UNCERTAINTIES INCLUDE THE EFFECTS OF COMPETITION WITH THE COMPANY’S PRODUCTS, THE LITIGATION INVOLVING ENTRY OF GENERIC COMPETITION INTO THE RIBAVIRIN MARKET, THE EFFECTIVENESS OF

LICENSEES IN MARKETING THE COMPANY’S PRODUCTS, GROWTH IN DEMAND FOR THE COMPANY’S PRODUCTS AND THE EFFECTIVENESS OF THE COMPANY’S RESEARCH AND DEVELOPMENT EFFORTS. FOR A DISCUSSION OF RISKS AND UNCERTAINTIES THAT MAY BE RELEVANT, HOLDERS MAY ALSO REFER TO THE COMPANY’S FILINGS WITH THE SEC TO THE COMPANY’S RESULTS. THERE CAN BE NO ASSURANCE THAT THE ASSUMPTIONS MADE IN PREPARING THE PARENT FORECAST, THE JULY 21, 2003 PARENT FORECAST OR THE OTHER PROJECTIONS AND FORECASTS DESCRIBED ABOVE WILL PROVE ACCURATE, OR THAT THE PARENT FORECAST, THE JULY 21, 2003 PARENT FORECAST OR THE OTHER PROJECTIONS AND FORECASTS DESCRIBED ABOVE WILL BE REALIZED. IT IS TO BE EXPECTED THAT THERE WILL BE DIFFERENCES BETWEEN ACTUAL AND FORECASTED RESULTS, AND ACTUAL RESULTS MAY BE MATERIALLY GREATER OR LESS THAN THOSE CONTAINED IN THE PARENT FORECAST, THE JULY 21, 2003 PARENT FORECAST OR THE OTHER PROJECTIONS AND FORECASTS DESCRIBED ABOVE. THE INCLUSION OF THE PARENT FORECAST, THE JULY 21, 2003 PARENT FORECAST AND THE OTHER PROJECTIONS AND FORECASTS DESCRIBED ABOVE HEREIN SHOULD NOT BE REGARDED AS AN INDICATION THAT PARENT, PURCHASER OR THEIR RESPECTIVE AFFILIATES OR REPRESENTATIVES, CONSIDERED OR CONSIDER SUCH DATA TO BE A RELIABLE PREDICTION OF FUTURE EVENTS, AND SUCH DATA SHOULD NOT BE RELIED UPON AS SUCH. NONE OF PARENT, PURCHASER OR ANY OF THEIR RESPECTIVE AFFILIATES OR REPRESENTATIVES HAS MADE OR MAKES ANY REPRESENTATIONS TO ANY PERSON REGARDING THE ULTIMATE PERFORMANCE OF THE COMPANY COMPARED TO THE INFORMATION CONTAINED IN THE PARENT FORECAST, THE JULY 21, 2003 PARENT FORECAST OR THE OTHER PROJECTIONS AND FORECASTS DESCRIBED ABOVE, AND NONE OF THEM INTENDS TO PROVIDE ANY UPDATE OR REVISION THEREOF.

Item 9.   Reports, Opinions, Appraisals & Negotiations.

     Sections (a) through (c) of Item 9 of the Schedule TO are hereby amended and supplemented in the manner set forth below.

     The following new “Special Factors — Section 4.1. July 21, 2003 Summary Report of Goldman, Sachs & Co. to the Board of Directors of Parent” is hereby inserted after the second full paragraph on page 30:

     4.1.     July 21, 2003 Summary Report of Goldman, Sachs & Co. to the Board of Directors of Parent

Goldman, Sachs & Co., in its role as financial advisor to Parent and at the request of Parent’s management, on July 21, 2003, presented a report to the Parent Board that set forth:

•	certain recent events affecting the Company;

•	a comparison of key assumptions used in calculating the Company’s discounted cash flow (“DCF”) valuation as of June 10, 2003, and the revised assumptions as of July 21, 2003;

•	a comparison of the Company’s financial projections as of May 27, 2003, and revised projections as of July 17, 2003 taking into account certain recent events;

•	comparisons of the Company’s DCF valuations taking into account certain recent events;

•	an overview of the Company’s DCF valuation (including data on the implied premium to the Offer Price) taking into account certain recent events and assuming varying degrees of (i) market growth in patients treated for Hepatitis C, (ii) 2003 ribavirin royalty revenues and (iii) probability of success of Viramidine™; and

•	a summary of Morgan Stanley & Co. Incorporated’s valuation analysis disclosed in Amendment No. 6 to the Schedule 14D-9 filed with the SEC on July 21, 2003, and Parent’s view regarding those assumptions.

The report provided by Goldman, Sachs & Co. to the Parent Board was intended to serve as a guide for the Parent Board in connection with the Offer. Goldman, Sachs & Co. did not prepare the report for the purpose of recommending a fair or appropriate offer price for the Shares not held by Parent or its affiliates. Goldman, Sachs & Co. presented the report to the Parent Board and answered related questions. Goldman, Sachs & Co. was not asked to, and has not, delivered a fairness opinion to Parent in connection with the Offer.

The full text of the report of Goldman, Sachs & Co., dated July 21, 2003, is attached as Exhibit (c)(2) to Amendment No. 10 to the Schedule TO, filed with the SEC on July 21, 2003 in connection with the Offer, and is incorporated herein by reference. The description of the report in this Offer to Purchase is qualified by reference to Exhibit (c)(2), copies of which may be obtained from the SEC. Holders of Shares are urged to, and should, read such report in its entirety.

Copies of the report are also available for inspection and copying at the principal executive offices of Parent during its regular business hours by any public stockholder or its representative who has been so designated in writing, and will be provided to any such stockholder or representative upon written request at the expense of the requesting party.

In preparing its report, Goldman, Sachs & Co. relied upon the accuracy and completeness of all financial, accounting and other information reviewed by it and assumed such accuracy and completeness for purposes of the report. Goldman, Sachs & Co. was not asked to make, and did not assume responsibility for making, any independent evaluation or appraisal of the Company or its assets and liabilities, and did not verify, and has not assumed any responsibility for making any independent verification of, the information it reviewed.

The report of Goldman, Sachs & Co. does not constitute a recommendation as to whether any holder of the Shares should tender their Shares in the Offer.

Summary of Report Prepared by Goldman, Sachs & Co.

The following is a summary of selected financial analyses used by Goldman, Sachs & Co. in connection with the report to the Parent Board on July 21, 2003. The following summary, however, does not purport to be a complete description of the analyses performed by Goldman, Sachs & Co. The order of the analyses described and the results of the analyses do not represent relative importance or weight given to these analyses by Goldman, Sachs & Co. The table below presents a summary of certain financial analyses which you should read together with the text set forth below.

Comparison of DCF Valuation Assumptions. In the report, Goldman, Sachs & Co. reviewed certain key assumptions provided by Parent and used by Goldman, Sachs & Co. in arriving at the Company’s DCF valuation on June 10, 2003, the date of the Offer. Goldman, Sachs & Co. compared these assumptions with revised assumptions based on updated projections provided by Parent as of July 17, 2003. The metrics compared included (i) the global growth of the Hepatitis C market, (ii) the timing of entry of generics into the ribavirin market, (iii) the state of the Company’s Viramidine™ patents,

(iv) the probability of success for Viramidine™ and Hepavir B™, (v) discount rates used for the development pipeline and royalty stream, (vi) estimated ribavirin royalties for 2003, (vii) research and development spending and (viii) operating costs.

Summary of the Company’s Projections. The presentation contained a summary of certain financial data for the Company, based on projections provided by Parent, as of May 27, 2003, and revised for certain events as of July 17, 2003. These projections are described below in “Special Factors-Section 5. Certain Projected Financial Data.”

Comparison of Discounted Cash Flow Valuations. Goldman, Sachs & Co. compared the value per Share (calculated using the DCF valuation assumptions described above) based on the timing of entry of generics into the ribavirin market, (i) as of the date of the commencement of the Offer (June 10, 2003) and (ii) revised as of July 21, 2003 taking into account certain recent events, as reflected in the table below:

Timing of Ribavirin	Financial Case	Revised
Generics Entry	(as of tender offer date)	Financial Case

Current View—Generics enter beginning of 4Q of 2003	$2.98-$3.94	$2.72-$4.19 Current Base Case

	• 2003E royalty income of $259 million • Initial operating costs	• 2003E royalty income of $185-$220 million • Revised operating costs

Sensitivity—Generics enter in mid-2004	$3.25-$4.23	$3.58-$4.62

• In ICN management’s view, likely an invalid assumption based on recent court ruling	• 2003E royalty income of $270 million • Initial operating costs	• 2003E royalty income of $270 million • Revised operating costs

Additionally, Goldman, Sachs & Co. presented the implied premium for the values per Share for the Current Base Case to the Offer Price.

Summary of Selected Morgan Stanley & Co. Incorporated Valuation Analyses. Goldman, Sachs & Co. presented certain of the valuation methodologies of Morgan Stanley & Co. Incorporated, financial advisor to the Company, and the key assumptions underlying its analyses, as disclosed in Amendment No. 6 to the Schedule 14D-9 filed with the SEC on July 21, 2003. In particular, Morgan Stanley & Co. Incorporated disclosed calculations for the value per Share for certain scenarios based on (i) DCF sum-of-parts valuation analysis and (ii) DCF going-concern valuation analysis. In addition, Morgan Stanley & Co. Incorporated disclosed the value per Share assuming a premium of 20-40% to the closing price of the Common Stock on May 30, 2003, the last trading day prior to the announcement of the Offer. Goldman, Sachs & Co. presented views of Parent’s management on selected financial and valuation assumptions disclosed by Morgan Stanley & Co. Incorporated.

The analyses were prepared solely for purposes of Goldman, Sachs & Co.’s report to the Parent Board. These analyses do not purport to be appraisals or necessarily reflect the prices at which businesses or securities actually may be sold. Analyses based upon forecasts of future results are not necessarily indicative of actual future results, which may be significantly more or less favorable than suggested by such analyses. Because such analyses are inherently subject to uncertainty, being based upon numerous factors or events beyond the control of the parties or their respective advisors, none of

Parent, Goldman, Sachs & Co. or any other person assumes responsibility if future results are materially different from those forecast.

     The following new “Special Factors — Section 4.2. Summary of Presentations of McKinsey & Company United States to the Board of Directors of Parent” is inserted on page 30 after the last paragraph of “Special Factors — Section 4.1. July 21, 2003 Summary Report of Goldman, Sachs & Co. to the Board of Directors of Parent”:

        4.2.   Summary of Presentations of McKinsey & Company United States to the Board of Directors of Parent

Parent retained McKinsey & Company in July 2002 to assist Parent in reviewing Parent’s business and organizational structure, including exploration of strategic alternatives and to develop recommendations for the management of Parent’s business operations. McKinsey & Company was paid a management consulting fee by Parent of (i) $725,000 and (ii) 31,305 shares of Parent’s common stock in connection with its work, as well as a bonus of $225,000, but there was no particular fee related to the portion of its work analyzing the Company. Parent agreed to reimburse McKinsey & Company for its reasonable direct expenses and indemnify McKinsey & Company. Parent chose to retain McKinsey & Company, based on McKinsey & Company’s reputation and expertise in the field of management consulting generally and its experience in consulting for pharmaceutical companies.

As part of its strategic review process, McKinsey & Company interviewed key management of the Company and reviewed the Company’s management, business and key markets, including the Company’s drug pipeline and research and development program, the Schering license agreement and the Hepatitis C and Hepatitis B markets and the potential for competition from Roche and generic manufacturers in the Hepatitis C market.

At meetings of the Parent Board held on September 10, 2002 and October 9, 2002, at which the status of Parent’s strategic review process was discussed, McKinsey & Company updated the Parent Board as to the review being performed by it with management and on its assessment of Parent’s strategic direction. Limited portions of McKinsey & Company’s presentations to the Parent Board addressed issues concerning the Company and were intended to assist the Parent Board in connection with its review of Parent’s interest in the Company in the context of the Board’s overall review of the business and organizational structure of, and strategic alternatives for, Parent (such portions collectively referred to herein as, the “McKinsey Materials”).

At the September 10, 2002 meeting, McKinsey & Company presented to the Parent Board preliminary information indicating that:

•	the Company represented an attractive discovery platform with significant long-term value due to an expected steady growth in the Company’s ribavirin royalty, potential of the clinical pipeline represented by Hepavir B™ and Viramidine™ and the Company’s strong scientific team;

•	maximizing value of the Company would require addressing its critical organizational gaps and the composition of the Company’s board of directors;

•	both continuing with a spin-off and acquiring the minority interest were viable alternatives, but the preferred alternative to explore appeared to be a buy-back; and

•	if Parent were to acquire the publicly held Shares, Parent should manage the Company as a separate business with appropriate investment in resources and talent to capture the potential of the business.

McKinsey & Company’s assessment of the following factors suggested that exploring the buy-back was the preferred alternative: (i) the Company as a viable platform for a biotech company; (ii) the ability to make changes to the Company’s board of directors to increase expertise at both the board of directors and management levels in key areas, including supplementing the Company’s scientific expertise; and (iii) the Parent’s capital structure requirements for future growth.

The following issues were identified by McKinsey & Company in the context of risks/rewards of a buy-back: (i) Parent ensuring that it does not over-pay for the acquisition of the publicly held Shares; (ii) Parent taking action to manage the assets and platform of the Company for long-term value creation potential in conjunction with the restructuring of Parent’s other operations; (iii) Parent managing the risks of high transaction costs and potential loss of the Company’s senior management; (iv) potential impediments to completing licensing and other arrangements in the near term; and (v) negotiations with Roche could become more difficult.

At the October 9, 2002 meeting, McKinsey & Company, as part of a discussion of overall strategies of management of Parent’s operations going forward, reviewed with the Parent Board potential strategies for management of the Company’s business and operations following a buy-back if the Parent Board determined to pursue that alternative. McKinsey & Company identified the following organizational, operational and product gaps that Parent would have to address following a buy-back in order to maximize the value of the Company to Parent and potential solutions:

•	Overall business leadership, which could be addressed by recruiting an executive with industry experience; building a small business development team with industry experience; and hiring lawyers with expertise in patents and deal making;

•	Clinical development, which could be addressed by increasing the size of the department with several additional hires and bringing in a more experienced leader;

•	Research discovery, which could be addressed by recruiting candidates with biology and medicinal chemistry expertise;

•	Lack of differentiated discovery approach with clear focus areas, which could be addressed by developing and implementing a focused research and development strategy;

•	Lack of new products between 2003 and 2007, which could be addressed by successfully acquiring by license current Phase II and Phase III candidates and meeting key milestones on current clinical candidates;

•	Potential downside risk based on generic scenarios, which could be addressed by exploring settlement with Roche; and

•	Lack of financial and operational discipline, which could be addressed by developing contingency plans in case of unfavorable outcomes from settlement discussions and litigations.

McKinsey & Company also discussed a framework for managing the Company after a buy-back that highlighted business and operational areas. In late November 2002, McKinsey & Company discussed with Parent’s management Parent’s strategic review and reiterated McKinsey & Company’s views with respect to the Company previously presented to the Parent Board on September 10, 2002 and October 9, 2002, as discussed above.

McKinsey & Company was not asked to conduct, and did not conduct, any valuation or appraisal of the Company, or its assets or liabilities, and the McKinsey Materials do not constitute any such valuation or appraisal of the Company, or a recommendation or support for a fair or appropriate offer price for the Shares not held by Parent.

The descriptions of the McKinsey Materials are qualified in their entirety by reference to the full text of the McKinsey Materials, dated September 10, 2002 and October 9, 2002, respectively, attached as Exhibits (c)(3) and (c)(4), respectively, to Amendment No. 10 to the Schedule TO filed with the SEC on July 22, 2003 in connection with the Offer, and are incorporated herein by reference. Copies of the McKinsey Materials may be obtained from the SEC and are also available for inspection and copying at the principal executive offices of Parent during its regular business hours by any holder of Shares or its representative who has been so designated in writing and will be provided to any such stockholder or representative upon written request at the expense of the requesting party.

Item 16.  Exhibits.

(c)(2)	Presentation by Goldman, Sachs & Co. to the Board of Directors of ICN on July 21, 2003.

(c)(3)	Portion of Report relating to Ribapharm from the Presentation by McKinsey & Company United States to the Board of Directors of ICN on September 10, 2002.

(c)(4)	Portion of Report relating to Ribapharm from the Presentation by McKinsey & Company United States to the Board of Directors of ICN on October 9, 2002.

SIGNATURES

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

RX ACQUISITION CORPORATION

By:	/s/ Bary G. Bailey Name: Bary G. Bailey Title: Vice President and Treasurer

ICN PHARMACEUTICALS, INC.

By:	/s/ Timothy C. Tyson Name: Timothy C. Tyson Title: President and Chief Operating Officer

Date: July 22, 2003

INDEX TO EXHIBITS

(a)(1)(xiv)	Press release issued by ICN on July 21, 2003.

(c)(2)	Presentation by Goldman, Sachs & Co. to the Board of Directors of ICN on July 21, 2003.

(c)(3)	Portion of Report relating to Ribapharm from the Presentation by McKinsey & Company United States to the Board of Directors of ICN on September 10, 2002.

(c)(4)	Portion of Report relating to Ribapharm from the Presentation by McKinsey & Company United States to the Board of Directors of ICN on October 9, 2002.